

April 18, 2013

<u>Via E-mail</u>
Jason Ryu
Chief Executive Officer
Zevotek, Inc.
19 Sylvan Avenue
Second Floor
Englewood Cliffs, New Jersey 07632

      Re: **Zevotek, Inc.**
             Form 10-K for Fiscal Year Ended June 30, 2012
             Filed November 14, 2012
             Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2012
             Filed November 16, 2012
             Form 12b-25 for the Period Ended December 31, 2012
             Filed February 14, 2013
             File No. 333-137210

Dear Mr. Ryu:

We issued comments to you on the above captioned filings on March 14, 2013**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 2, 2013.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Adam Phippen, Staff Accountant, at 202-551-3336 or me at 202-551-3344 if you have any questions.

                         Sincerely,

                         /s/ William H. Thompson

                         William H. Thompson
                         Accounting Branch Chief